Exhibit 99(a)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at March 31, 2025:

At March 31, 2025
(in millions)
Total short-term borrowings(1)	¥77,798,555
Long-term debt:
Obligations under finance leases	21,460
Unsubordinated debt	15,622,797
Subordinated debt	5,100,771
Obligations under loan securitization transactions	291,023
Debt issuance costs	(13,644)
Total long-term debt	21,022,407
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 12,067,710,920 shares)	2,090,270
Capital surplus	4,300,021
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	9,821,359
Accumulated other comprehensive income, net of taxes	2,561,190
Treasury stock, at cost: 561,241,249 common shares	(726,925)
Total shareholders’ equity	18,285,486
Noncontrolling interests	964,252
Total equity	19,249,738
Total capitalization and indebtedness	¥40,272,145

Note:
(1)Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.